SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2008

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement regarding key performance indicators for the third quarter of 2008, dated October 20, 2008.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 21, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY PERFORMANCE INDICATORS FOR THE THIRD QUARTER OF 2008

The unaudited financial data of the Group for the third quarter of 2008

(excluding the amortisation of upfront connection fees)

–       Operating revenues was RMB44,945 million, representing an increase of 0.7% over the corresponding period of last year

–       EBITDA was RMB21,893 million, representing a decrease of 1.9% over the corresponding period of last year

–       Profit attributable to equity holders of the Company reached RMB5,624 million, representing an increase of 1.3% over the corresponding period of last year.

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the third quarter of 2008.

Financial Data (excluding the amortisation of upfront connection fees)

	For the period from 1 July 2008 to 30 September 2008	For the period from 1 July 2007 to 30 September 2007	Increase/ (Decrease)	For the period from 1 January 2008 to 30 September 2008	For the period from 1 January 2007 to 30 September 2007	Increase/ (Decrease)
		(restated)*			(restated)*
Operating revenues (RMB)	44,945 million	44,622 million	0.7%	134,351 million	132,713 million	1.2%
EBITDA (RMB)	21,893 million	22,328 million	(1.9)%	66,161 million	67,436 million	(1.9)%
EBITDA margin	48.7%	50.0%		49.2%	50.8%
Profit attributable to equity holders of the Company (RMB)	5,624 million	5,550 million	1.3%	17,230 million	17,640 million	(2.3)%

*	Restated to include the operating results of China Telecom Group Beijing Corporation acquired in 2008.

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Business Data

	As at 30 September 2008/ For the period from 1 July 2008 to 30 September 2008	As at 30 June 2008/ For the period from 1 April 2008 to 30 June 2008	As at 31 March 2008/ For the period from 1 January 2008 to 31 March 2008
Local Access Lines in Service (Million)	212.97	214.89	217.17
including:
Household (Million)	119.98	120.67	121.28
Government & Enterprise (Million)	27.36	26.46	25.41
Public Telephone (Million)	15.66	15.77	15.73
Wireless Local Access (Million)	49.97	51.99	54.75
Net Decrease of Local Access Lines in Service (Million)	(1.92)	(2.28)	(3.16)
Broadband Subscribers (Million)	42.18	39.95	37.71
Net Add of Broadband Subscribers (Million)	2.23	2.24	2.06
Local Voice Usage (Billion Pulses)	94.05	95.68	94.03
Domestic Long Distance Usage (Billion Minutes)	24.63	26.20	23.66
International (including Hong Kong, Macau and Taiwan) Long Distance Usage (Billion Minutes)	0.41	0.42	0.36
SMS Usage Volume (Billion Messages)	4.647	4.801	4.866
Color Ring Tone Subscribers (Million)	76.87	73.50	67.20

For the third quarter of 2008, despite facing the challenges from the intense market competition and the increased diversity in communication means, the Group had successfully maintained its solid fundamentals. The Group grasped the opportunities brought by informatisation to tackle various challenges, and promoted the scale development of transformation businesses to drive revenue growth. Additionally, capitalizing on the customer brands operation and effective packaged sales of voice and transformation businesses, the Group endeavored to foster customer loyalty and mitigate the loss in voice revenue, progressively transforming voice usage value to integrated information services.

Due to the intense market competition, the Group continued to record negative growth in its local access lines in service for the third quarter. The Group emphasized the principle of profitable development of its voice business. The Group concentrated its sales resources and tilted its resource allocation towards the key customer segments of government and enterprise as well as mid-to-high-end household while strictly controlling sales initiatives for the low-end customers. Businesses like Internet and data services, value-added and integrated information application services continued its robust growth momentum. The broadband subscribers reached 42.18 million, representing a net increase of 2.23 million. Excluding the amortization of upfront connection fees of RMB497 million, operating revenues for the third quarter of 2008 was RMB44,945 million, representing an increase of 0.7% over the corresponding period of last year. The profit attributable to equity holders of the Company reached RMB5,624 million, representing an increase of 1.3% over the corresponding period of last year. EBITDA was RMB21,893 million, representing a decrease of 1.9% over the corresponding period of last year. EBITDA margin was 48.7%, sustained at a relatively high level. Due to the impact from the unexpected serious natural disasters such as snowstorms and earthquake in the first half of this year, the overall EBITDA and profit attributable to equity holders of the Group in the first three quarters of 2008 decreased by 1.9% and 2.3% respectively over the corresponding period of last year.

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Following the approval by shareholders’ meeting, on 1 October, the Group has commenced the completion of the CDMA business acquisition, and also launched the mobile services operation by leasing the CDMA network assets acquired by our parent company. The Group will leverage transformation to drive full services offering. We aim to effectively converge the mobile elements with the integrated information services and implement differentiation development strategy with a focus on mid-to-high-end urban customers. Taking advantage of our customer resources, direct sales channels and multi-service operations, we will incorporate mobile elements into the brand operations to provide our customers with differentiated integrated information services based on Mobile Internet and Fixed-Mobile Convergence (FMC), to further enhance our core competitiveness. China Telecom would strive to achieve a thriving future and create more value for our shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 20 October 2008

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